FINANCIAL SUMMARY

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

FY2016 Second Quarter

(April 1, 2015 through September 30, 2015)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

FY2016 Second Quarter Consolidated Financial Results

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

English translation from the original Japanese-language document

November 5, 2015

Company name	: Toyota Motor Corporation
Stock exchanges on which the shares are listed	: Tokyo, Nagoya, Sapporo and Fukuoka Stock Exchanges in Japan
Code number	: 7203
URL	: http://www.toyota.co.jp
Representative	: Akio Toyoda, President
Contact person	: Tetsuya Otake, Managing Officer Tel. (0565)28-2121
Filing date of quarterly securities report	: November 12, 2015
Payment date of cash dividends	: November 27, 2015
Supplemental materials prepared for quarterly financial results	: yes
Earnings announcement for quarterly financial results	: yes

(Amounts are rounded to the nearest million yen)

1.	Consolidated Results for FY2016 First Half (April 1, 2015 through September 30, 2015)

(1)	Consolidated financial results (For the six months ended September 30)

	(% of change from previous first half)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2016 first half	14,091,488	8.9	1,583,405	17.1	1,675,151	11.0	1,258,112	11.6
FY2015 first half	12,945,597	3.3	1,351,946	7.7	1,509,174	12.3	1,126,836	12.6

(Note) Comprehensive income: FY2016 first half 925,033 million yen (-40.3%), FY2015 first half 1,549,136 million yen (5.6%)

	Net income attributable to Toyota Motor Corporation per common share – Basic	Net income attributable to Toyota Motor Corporation per common share – Diluted
	Yen	Yen
FY2016 first half	399.39	397.75
FY2015 first half	356.08	355.91

(2)	Consolidated financial position

	Total assets	Mezzanine equity and Shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Ratio of Toyota Motor Corporation shareholders’ equity
	Million yen	Million yen	Million yen	%
FY2016 second quarter	48,574,586	18,348,046	17,039,650	35.1
FY2015	47,729,830	17,647,329	16,788,131	35.2

2.	Cash Dividends

	Annual cash dividends per common share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2015	—	75.00	—	125.00	200.00
FY2016	—	100.00
FY2016 (forecast)			—	—	—

(Note)	Revisions to the forecast of cash dividends since the latest announcement: none
Please refer to “(Reference) Cash Dividends on Class Shares” for information regarding cash dividends on class shares, which are unlisted and have different rights from common stock.

3.	Forecast of Consolidated Results for FY2016 (April 1, 2015 through March 31, 2016)

	(% of change from FY2015)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation		Net income attributable to Toyota Motor Corporation per common share – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Full-year	27,500,000	1.0	2,800,000	1.8	2,980,000	3.0	2,250,000	3.5	713.76

(Note) Revisions to the forecast of consolidated results since the latest announcement: yes

Notes

(1)	Changes in significant subsidiaries during the current quarter

(Changes in specified subsidiaries that caused a change in the scope of consolidation): none

(2)	Simplified accounting procedures and specific accounting procedures: yes

Note: For more details, please see page 5 “Other Information”.

(3)	Changes in accounting policies

(i)	Changes by a newly issued accounting pronouncement: yes

(ii)	Changes other than (3)-(i) above: none

Note: For more details, please see page 5 “Other Information”.

(4)	Number of shares issued and outstanding (common stock)

(i)	Number of shares issued and outstanding at the end of each period (including treasury stock):
FY2016 second quarter 3,417,997,492 shares, FY2015 3,417,997,492 shares

(ii)	Number of treasury stock at the end of each period: FY2016 second quarter 304,236,881 shares,
FY2015 271,183,861 shares

(iii)	Average number of shares issued and outstanding in each period: FY2016 first half 3,143,911,710 shares,
FY2015 first half 3,164,550,674 shares

Information Regarding the Quarterly Review Procedures

At the time of disclosure of this report, the procedures for review of quarterly consolidated financial statements, pursuant to the “Financial Instruments and Exchange Act” of Japan, have not been completed.

Cautionary Statement with Respect to Forward-Looking Statements, and Other Information

This report contains forward-looking statements that reflect Toyota’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

This report contains summarized and condensed financial information prepared in accordance with U.S. generally accepted accounting principles.

(Reference) Cash Dividends on Class Shares

Cash dividends on class shares, which have different rights from common stock, are as follows:

Annual cash dividends per First Series Model AA Class Share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2016	—	26.00
FY2016 (forecast)			—	—	—

(Note) The First Series Model AA Class Shares were issued in July 2015.

TOYOTA MOTOR CORPORATION    FY2016 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

TOYOTA MOTOR CORPORATION    FY2016 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

1.	Information Concerning Consolidated Financial Results for FY2016 First Half

(1)	Financial Results

Consolidated vehicle unit sales in Japan and overseas decreased by 199 thousand units, or 4.4%, to 4,278 thousand units in FY2016 first half (the six months ended September 30, 2015) compared with FY2015 first half (the six months ended September 30, 2014). Vehicle unit sales in Japan decreased by 46 thousand units, or 4.4%, to 984 thousand units in FY2016 first half compared with FY2015 first half. Overseas vehicle unit sales decreased by 153 thousand units, or 4.4%, to 3,294 thousand units in FY2016 first half compared with FY2015 first half.

As for the results of operations, net revenues increased by 1,145.8 billion yen, or 8.9%, to 14,091.4 billion yen in FY2016 first half compared with FY2015 first half, and operating income increased by 231.4 billion yen, or 17.1%, to 1,583.4 billion yen in FY2016 first half compared with FY2015 first half. The factors contributing to an increase in operating income were the effects of changes in exchange rates of 305.0 billion yen, cost reduction efforts of 140.0 billion yen, and other factors of 16.4 billion yen. On the other hand, the factors contributing to a decrease in operating income were the increase in expenses and others of 170.0 billion yen and the effects of marketing activities of 60.0 billion yen. Income before income taxes and equity in earnings of affiliated companies increased by 165.9 billion yen, or 11.0%, to 1,675.1 billion yen in FY2016 first half compared with FY2015 first half. Net income attributable to Toyota Motor Corporation increased by 131.2 billion yen, or 11.6%, to 1,258.1 billion yen in FY2016 first half compared with FY2015 first half.

(2) Segment Operating Results

(i) Automotive:

Net revenues for the automotive operations increased by 935.6 billion yen, or 7.8%, to 12,882.9 billion yen in FY2016 first half compared with FY2015 first half, and operating income increased by 251.0 billion yen, or 22.0%, to 1,391.3 billion yen in FY2016 first half compared with FY2015 first half. The increase in operating income was mainly due to the effects of changes in exchange rates and cost reduction efforts.

(ii) Financial services:

Net revenues for the financial services operations increased by 172.6 billion yen, or 22.2%, to 949.9 billion yen in FY2016 first half compared with FY2015 first half. However, operating income decreased by 18.6 billion yen, or 10.1%, to 165.8 billion yen in FY2016 first half compared with FY2015 first half. The decrease in operating income was mainly due to the recording of valuation losses on interest rate swaps stated at fair value in sales finance subsidiaries.

(iii) All other:

Net revenues for all other businesses decreased by 3.6 billion yen, or 0.7%, to 551.5 billion yen in FY2016 first half compared with FY2015 first half, and operating income decreased by 1.1 billion yen, or 4.1%, to 27.2 billion yen in FY2016 first half compared with FY2015 first half.

TOYOTA MOTOR CORPORATION    FY2016 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(3) Geographic Information

(i) Japan:

Net revenues in Japan increased by 371.3 billion yen, or 5.4%, to 7,222.1 billion yen in FY2016 first half compared with FY2015 first half, and operating income increased by 239.4 billion yen, or 33.3%, to 958.2 billion yen in FY2016 first half compared with FY2015 first half. The increase in operating income was mainly due to the effects of changes in exchange rates and cost reduction efforts.

(ii) North America:

Net revenues in North America increased by 1,031.0 billion yen, or 22.9%, to 5,530.7 billion yen in FY2016 first half compared with FY2015 first half. However, operating income decreased by 37.2 billion yen, or 11.9%, to 275.3 billion yen in FY2016 first half compared with FY2015 first half. The decrease in operating income was mainly due to the increase in expenses and others, and the recording of valuation losses on interest rate swaps stated at fair value in sales finance subsidiaries.

(iii) Europe:

Net revenues in Europe decreased by 56.5 billion yen, or 4.1%, to 1,309.3 billion yen in FY2016 first half compared with FY2015 first half, and operating income decreased by 2.9 billion yen, or 8.9%, to 30.2 billion yen in FY2016 first half compared with FY2015 first half.

(iv) Asia:

Net revenues in Asia increased by 58.4 billion yen, or 2.5%, to 2,441.0 billion yen in FY2016 first half compared with FY2015 first half, and operating income increased by 31.2 billion yen, or 14.7%, to 244.1 billion yen in FY2016 first half compared with FY2015 first half. The increase in operating income was mainly due to the effects of changes in exchange rates and cost reduction efforts.

(v) Other (Central and South America, Oceania, Africa and the Middle East):

Net revenues in other regions decreased by 21.2 billion yen, or 1.8%, to 1,184.8 billion yen in FY2016 first half compared with FY2015 first half, and operating income decreased by 11.0 billion yen, or 14.2%, to 66.8 billion yen in FY2016 first half compared with FY2015 first half. The decrease in operating income was mainly due to the increase in expenses and others.

TOYOTA MOTOR CORPORATION    FY2016 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

2.	Information Concerning Forecast of Consolidated Financial Results for FY2016

Reflecting the current trend of financial results, although there was a revision in our sales plans, based on changes in foreign currency exchange rates and other factors, the current forecast of consolidated financial results for FY2016 (April 1, 2015 through March 31, 2016) is set forth below. This forecast assumes average exchange rates through the fiscal year of 118 yen per US$1 and 133 yen per 1 euro.

Forecast of consolidated results for FY2016

Net revenues	27,500.0 billion yen	(an increase of 1.0% compared with FY2015)
Operating income	2,800.0 billion yen	(an increase of 1.8% compared with FY2015)
Income before income taxes and equity in earnings of affiliated companies	2,980.0 billion yen	(an increase of 3.0% compared with FY2015)
Net income attributable to Toyota Motor Corporation	2,250.0 billion yen	(an increase of 3.5% compared with FY2015)

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

TOYOTA MOTOR CORPORATION    FY2016 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

3.	Other Information

(1) Changes in significant subsidiaries during the current period

(Changes in specified subsidiaries that caused a change in the scope of consolidation)

None

(2) Simplified accounting procedures and accounting procedures specific to quarterly consolidated financial statements

Provision for income taxes

The provision for income taxes is computed by multiplying income before income taxes and equity in earnings of affiliated companies for the first half by estimated annual effective tax rates. These estimated annual effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items, including changes in valuation allowances, that are expected to affect estimated annual effective tax rates.

(3) Changes in accounting principles, procedures, and disclosures for consolidated financial statements

In April 2014, the Financial Accounting Standards Board issued updated guidance on reporting discontinued operations and disclosures of disposals of components of an entity. Under the new guidance, only disposals that represent a strategic shift and that have (or will have) a major effect on an entity’s operations and financial results should be presented as discontinued operations. The parent company and its consolidated subsidiaries (“Toyota”) adopted this guidance on April 1, 2015. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

TOYOTA MOTOR CORPORATION    FY2016 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

4.	Consolidated Production and Sales

(1) Production

		(Units)
Business segment		FY2015 first half (Six months ended September 30, 2014)	FY2016 first half (Six months ended September 30, 2015)	Increase (Decrease)
Automotive	Japan	2,047,052	1,940,800	(106,252)
	North America	970,668	989,386	18,718
	Europe	252,111	267,303	15,192
	Asia	928,834	810,050	(118,784)
	Other	249,535	251,704	2,169

	Total	4,448,200	4,259,243	(188,957)

Other	Housing	2,288	2,484	196

Business segment		FY2015 second quarter (Three months ended September 30, 2014)	FY2016 second quarter (Three months ended September 30, 2015)	Increase (Decrease)
Automotive	Japan	1,031,055	999,338	(31,717)
	North America	467,151	461,956	(5,195)
	Europe	125,024	132,402	7,378
	Asia	454,968	438,301	(16,667)
	Other	131,266	134,132	2,866

	Total	2,209,464	2,166,129	(43,335)

Other	Housing	1,248	1,476	228

Note:	1 Production in “Automotive” indicates production units of new vehicles.
2 “Other” in “Automotive” consists of Central and South America, Oceania and Africa.

(2) Sales (by destination)

		(Units)
Business segment		FY2015 first half (Six months ended September 30, 2014)	FY2016 first half (Six months ended September 30, 2015)	Increase (Decrease)
Automotive	Japan	1,030,229	984,397	(45,832)
	North America	1,395,105	1,413,064	17,959
	Europe	414,217	407,352	(6,865)
	Asia	754,818	653,566	(101,252)
	Other	882,153	819,628	(62,525)

	Total	4,476,522	4,278,007	(198,515)

Other	Housing	2,183	2,424	241

Business segment		FY2015 second quarter (Three months ended September 30, 2014)	FY2016 second quarter (Three months ended September 30, 2015)	Increase (Decrease)
Automotive	Japan	524,402	514,426	(9,976)
	North America	684,696	684,251	(445)
	Europe	206,736	200,978	(5,758)
	Asia	369,442	324,964	(44,478)
	Other	449,961	439,388	(10,573)

	Total	2,235,237	2,164,007	(71,230)

Other	Housing	1,285	1,533	248

Note:	1 Sales in “Automotive” indicates sales units of new vehicles.
2 “Other” in “Automotive” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION    FY2016 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

5.	Consolidated Financial Statements

(1) Consolidated Balance Sheets

	(Yen in millions)
	FY2015 (March 31, 2015)	FY2016 second quarter (September 30, 2015)	Increase (Decrease)
Assets
Current assets:
Cash and cash equivalents	2,284,557	2,690,851	406,294
Time deposits	149,321	728,959	579,638
Marketable securities	2,782,099	2,155,854	(626,245)
Trade accounts and notes receivable, less allowance for doubtful accounts	2,108,660	1,988,350	(120,310)
Finance receivables, net	6,269,862	5,990,369	(279,493)
Other receivables	420,708	421,158	450
Inventories	2,137,618	2,195,186	57,568
Deferred income taxes	978,179	940,538	(37,641)
Prepaid expenses and other current assets	805,393	1,713,842	908,449

Total current assets	17,936,397	18,825,107	888,710

Noncurrent finance receivables, net	9,202,531	9,094,362	(108,169)
Investments and other assets:
Marketable securities and other securities investments	7,632,126	7,415,383	(216,743)
Affiliated companies	2,691,460	2,559,817	(131,643)
Employees receivables	45,206	42,848	(2,358)
Other	926,391	1,025,199	98,808

Total investments and other assets	11,295,183	11,043,247	(251,936)

Property, plant and equipment:
Land	1,354,815	1,349,379	(5,436)
Buildings	4,282,839	4,312,809	29,970
Machinery and equipment	10,945,377	11,096,623	151,246
Vehicles and equipment on operating leases	5,199,986	5,550,312	350,326
Construction in progress	581,412	453,504	(127,908)

Total property, plant and equipment, at cost	22,364,429	22,762,627	398,198

Less – Accumulated depreciation	(13,068,710)	(13,150,757)	(82,047)

Total property, plant and equipment, net	9,295,719	9,611,870	316,151

Total assets	47,729,830	48,574,586	844,756

TOYOTA MOTOR CORPORATION    FY2016 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

	(Yen in millions)
	FY2015 (March 31, 2015)	FY2016 second quarter (September 30, 2015)	Increase (Decrease)
Liabilities
Current liabilities:
Short-term borrowings	5,048,188	5,206,651	158,463
Current portion of long-term debt	3,915,304	4,095,230	179,926
Accounts payable	2,410,588	2,320,678	(89,910)
Other payables	913,013	777,110	(135,903)
Accrued expenses	2,668,666	2,586,892	(81,774)
Income taxes payable	348,786	364,509	15,723
Other current liabilities	1,126,951	1,128,233	1,282

Total current liabilities	16,431,496	16,479,303	47,807

Long-term liabilities:
Long-term debt	10,014,395	10,200,850	186,455
Accrued pension and severance costs	880,293	870,363	(9,930)
Deferred income taxes	2,298,469	2,210,001	(88,468)
Other long-term liabilities	457,848	466,023	8,175

Total long-term liabilities	13,651,005	13,747,237	96,232

Total liabilities	30,082,501	30,226,540	144,039

Mezzanine equity
Model AA Class Shares, no par value, authorized: 0 share at March 31, 2015 and 150,000,000 shares at September 30, 2015 issued: 0 share at March 31, 2015 and 47,100,000 shares at September 30, 2015	—	477,377	477,377

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value, authorized: 10,000,000,000 shares at March 31, 2015 and September 30, 2015 issued: 3,417,997,492 shares at March 31, 2015 and September 30, 2015	397,050	397,050	—
Additional paid-in capital	547,054	547,439	385
Retained earnings	15,591,947	16,454,247	862,300
Accumulated other comprehensive income (loss)	1,477,545	1,112,870	(364,675)
Treasury stock, at cost, 271,183,861 shares at March 31, 2015 and 304,236,881 shares at September 30, 2015	(1,225,465)	(1,471,956)	(246,491)

Total Toyota Motor Corporation shareholders’ equity	16,788,131	17,039,650	251,519

Noncontrolling interests	859,198	831,019	(28,179)

Total shareholders’ equity	17,647,329	17,870,669	223,340

Commitments and contingencies

Total liabilities, mezzanine equity and shareholders’ equity	47,729,830	48,574,586	844,756

Note: The total number of authorized shares for common stock and Model AA Class Shares is 10,000,000,000 shares.

TOYOTA MOTOR CORPORATION    FY2016 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

First half for the six months ended September 30

Consolidated Statements of Income

	(Yen in millions)
	FY2015 first half (Six months ended September 30, 2014)	FY2016 first half (Six months ended September 30, 2015)	Increase (Decrease)
Net revenues:
Sales of products	12,187,394	13,162,616	975,222
Financing operations	758,203	928,872	170,669

Total net revenues	12,945,597	14,091,488	1,145,891

Costs and expenses:
Cost of products sold	9,925,576	10,518,787	593,211
Cost of financing operations	421,969	588,751	166,782
Selling, general and administrative	1,246,106	1,400,545	154,439

Total costs and expenses	11,593,651	12,508,083	914,432

Operating income	1,351,946	1,583,405	231,459

Other income (expense):
Interest and dividend income	73,043	83,036	9,993
Interest expense	(9,469)	(19,658)	(10,189)
Foreign exchange gain, net	64,161	36,590	(27,571)
Other income (loss), net	29,493	(8,222)	(37,715)

Total other income (expense)	157,228	91,746	(65,482)

Income before income taxes and equity in earnings of affiliated companies	1,509,174	1,675,151	165,977

Provision for income taxes	493,591	516,368	22,777
Equity in earnings of affiliated companies	165,896	161,662	(4,234)

Net income	1,181,479	1,320,445	138,966

Less – Net income attributable to noncontrolling interests	(54,643)	(62,333)	(7,690)

Net income attributable to Toyota Motor Corporation*	1,126,836	1,258,112	131,276

*   Net income attributable to common shareholders for the first half ended September 30, 2015 is 1,255,652 million yen, which is derived by deducting dividend and accretion to Model AA Class Shares of 2,460 million yen from Net income attributable to Toyota Motor Corporation.

	(Yen)
Net income attributable to Toyota Motor Corporation per common share
Basic	356.08	399.39	43.31
Diluted	355.91	397.75	41.84

TOYOTA MOTOR CORPORATION    FY2016 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

Consolidated Statements of Comprehensive Income

	(Yen in millions)
	FY2015 first half (Six months ended September 30, 2014)	FY2016 first half (Six months ended September 30, 2015)	Increase (Decrease)
Net income	1,181,479	1,320,445	138,966
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	142,827	(142,295)	(285,122)
Unrealized gains (losses) on securities	223,968	(252,582)	(476,550)
Pension liability adjustments	862	(535)	(1,397)

Total other comprehensive income (loss)	367,657	(395,412)	(763,069)

Comprehensive income	1,549,136	925,033	(624,103)

Less – Comprehensive income attributable to noncontrolling interests	(63,948)	(31,596)	32,352

Comprehensive income attributable to Toyota Motor Corporation	1,485,188	893,437	(591,751)

TOYOTA MOTOR CORPORATION    FY2016 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

Second quarter for the three months ended September 30

Consolidated Statements of Income
	(Yen in millions)
	FY2015 second quarter (Three months ended September 30, 2014)	FY2016 second quarter (Three months ended September 30, 2015)	Increase (Decrease)
Net revenues:
Sales of products	6,163,804	6,634,883	471,079
Financing operations	391,105	468,957	77,852

Total net revenues	6,554,909	7,103,840	548,931

Costs and expenses:
Cost of products sold	5,029,490	5,269,997	240,507
Cost of financing operations	222,880	280,376	57,496
Selling, general and administrative	643,321	726,063	82,742

Total costs and expenses	5,895,691	6,276,436	380,745

Operating income	659,218	827,404	168,186

Other income (expense):
Interest and dividend income	26,560	29,710	3,150
Interest expense	(5,555)	(15,262)	(9,707)
Foreign exchange gain, net	51,176	2,402	(48,774)
Other income (loss), net	5,949	(14,362)	(20,311)

Total other income (expense)	78,130	2,488	(75,642)

Income before income taxes and equity in earnings of affiliated companies	737,348	829,892	92,544

Provision for income taxes	233,618	248,411	14,793
Equity in earnings of affiliated companies	60,567	60,760	193

Net income	564,297	642,241	77,944

Less – Net income attributable to noncontrolling interests	(25,235)	(30,523)	(5,288)

Net income attributable to Toyota Motor Corporation*	539,062	611,718	72,656

*   Net income attributable to common shareholders for the second quarter ended September 30, 2015 is 609,258 million yen, which is derived by deducting dividend and accretion to Model AA Class Shares of 2,460 million yen from Net income attributable to Toyota Motor Corporation.

	(Yen)
Net income attributable to Toyota Motor Corporation per common share
Basic	170.62	193.97	23.35
Diluted	170.54	192.51	21.97

TOYOTA MOTOR CORPORATION    FY2016 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

Consolidated Statements of Comprehensive Income

	(Yen in millions)
	FY2015 second quarter (Three months ended September 30, 2014)	FY2016 second quarter (Three months ended September 30, 2015)	Increase (Decrease)
Net income	564,297	642,241	77,944
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	228,337	(227,562)	(455,899)
Unrealized gains (losses) on securities	171,473	(330,242)	(501,715)
Pension liability adjustments	411	(2,376)	(2,787)

Total other comprehensive income (loss)	400,221	(560,180)	(960,401)

Comprehensive income	964,518	82,061	(882,457)

Less – Comprehensive income attributable to noncontrolling interests	(40,713)	3,045	43,758

Comprehensive income attributable to Toyota Motor Corporation	923,805	85,106	(838,699)

TOYOTA MOTOR CORPORATION    FY2016 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(3) Consolidated Statements of Cash Flows

	(Yen in millions)
	FY2015 first half (Six months ended September 30, 2014)	FY2016 first half (Six months ended September 30, 2015)
Cash flows from operating activities:
Net income	1,181,479	1,320,445
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	648,233	784,705
Provision for doubtful accounts and credit losses	30,169	43,737
Pension and severance costs, less payments	10,896	7,293
Losses on disposal of fixed assets	10,674	18,077
Unrealized losses on available-for-sale securities, net	2,479	6,197
Deferred income taxes	57,747	53,219
Equity in earnings of affiliated companies	(165,896)	(161,662)
Changes in operating assets and liabilities, and other	(124,475)	(114,488)

Net cash provided by operating activities	1,651,306	1,957,523

Cash flows from investing activities:
Additions to finance receivables	(6,457,063)	(7,018,921)
Collection of and proceeds from sales of finance receivables	6,022,356	6,725,564
Additions to fixed assets excluding equipment leased to others	(477,570)	(631,430)
Additions to equipment leased to others	(1,080,047)	(1,422,814)
Proceeds from sales of fixed assets excluding equipment leased to others	22,121	14,846
Proceeds from sales of equipment leased to others	366,939	537,111
Purchases of marketable securities and security investments	(1,343,269)	(915,383)
Proceeds from sales of and maturity of marketable securities and security investments	1,262,020	1,580,087
Changes in investments and other assets, and other	76,305	(1,025,228)

Net cash used in investing activities	(1,608,208)	(2,156,168)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	2,080,226	2,806,288
Payments of long-term debt	(1,283,305)	(2,150,070)
Increase (decrease) in short-term borrowings	(82,249)	230,267
Proceeds from issuance of class shares	—	474,917
Dividends paid to Toyota Motor Corporation common shareholders	(316,977)	(393,352)
Dividends paid to noncontrolling interests	(50,483)	(59,027)
Reissuance (repurchase) of treasury stock	(167,955)	(245,819)

Net cash provided by financing activities	179,257	663,204

Effect of exchange rate changes on cash and cash equivalents	45,797	(58,265)

Net increase in cash and cash equivalents	268,152	406,294

Cash and cash equivalents at beginning of period	2,041,170	2,284,557

Cash and cash equivalents at end of period	2,309,322	2,690,851

Note:

In the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time and carry minimal risk of change in value.

TOYOTA MOTOR CORPORATION    FY2016 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(4) Going Concern Assumption

          None

(5) Segment Information

(i) Segment Operating Results

FY2015 first half (Six months ended September 30, 2014)

	(Yen in millions)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	11,919,067	758,203	268,327	—	12,945,597
Inter-segment sales and transfers	28,199	19,171	286,904	(334,274)	—

Total	11,947,266	777,374	555,231	(334,274)	12,945,597

Operating expenses	10,806,994	592,859	526,823	(333,025)	11,593,651

Operating income	1,140,272	184,515	28,408	(1,249)	1,351,946

FY2016 first half (Six months ended September 30, 2015)

	(Yen in millions)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	12,856,840	928,872	305,776	—	14,091,488
Inter-segment sales and transfers	26,091	21,109	245,772	(292,972)	—

Total	12,882,931	949,981	551,548	(292,972)	14,091,488

Operating expenses	11,491,577	784,138	524,313	(291,945)	12,508,083

Operating income	1,391,354	165,843	27,235	(1,027)	1,583,405

FY2015 second quarter (Three months ended September 30, 2014)

	(Yen in millions)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	6,018,997	391,105	144,807	—	6,554,909
Inter-segment sales and transfers	13,602	8,841	152,108	(174,551)	—

Total	6,032,599	399,946	296,915	(174,551)	6,554,909

Operating expenses	5,479,079	313,644	279,306	(176,338)	5,895,691

Operating income	553,520	86,302	17,609	1,787	659,218

FY2016 second quarter (Three months ended September 30, 2015)

	(Yen in millions)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	6,458,452	468,957	176,431	—	7,103,840
Inter-segment sales and transfers	13,089	10,722	118,168	(141,979)	—

Total	6,471,541	479,679	294,599	(141,979)	7,103,840

Operating expenses	5,757,750	384,009	279,647	(144,970)	6,276,436

Operating income	713,791	95,670	14,952	2,991	827,404

TOYOTA MOTOR CORPORATION    FY2016 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(ii) Geographic Information

FY2015 first half (Six months ended September 30, 2014)

	(Yen in millions)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	3,969,582	4,377,124	1,300,200	2,185,524	1,113,167	—	12,945,597
Inter-segment sales and transfers	2,881,231	122,627	65,674	197,093	92,863	(3,359,488)	—

Total	6,850,813	4,499,751	1,365,874	2,382,617	1,206,030	(3,359,488)	12,945,597

Operating expenses	6,132,046	4,187,084	1,332,670	2,169,697	1,128,074	(3,355,920)	11,593,651

Operating income	718,767	312,667	33,204	212,920	77,956	(3,568)	1,351,946

FY2016 first half (Six months ended September 30, 2015)
	(Yen in millions)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	4,149,579	5,416,766	1,244,296	2,204,258	1,076,589	—	14,091,488
Inter-segment sales and transfers	3,072,596	114,026	65,017	236,834	108,233	(3,596,706)	—

Total	7,222,175	5,530,792	1,309,313	2,441,092	1,184,822	(3,596,706)	14,091,488

Operating expenses	6,263,942	5,255,398	1,279,062	2,196,962	1,117,928	(3,605,209)	12,508,083

Operating income	958,233	275,394	30,251	244,130	66,894	8,503	1,583,405

Note: “Other” consists of Central and South America, Oceania, Africa and the Middle East.
FY2015 second quarter (Three months ended September 30, 2014)
	(Yen in millions)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	2,061,111	2,180,798	678,830	1,071,480	562,690	—	6,554,909
Inter-segment sales and transfers	1,493,171	59,830	36,386	113,709	51,382	(1,754,478)	—

Total	3,554,282	2,240,628	715,216	1,185,189	614,072	(1,754,478)	6,554,909

Operating expenses	3,201,478	2,093,497	692,880	1,082,655	570,167	(1,744,986)	5,895,691

Operating income	352,804	147,131	22,336	102,534	43,905	(9,492)	659,218

FY2016 second quarter (Three months ended September 30, 2015)
	(Yen in millions)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	2,142,419	2,635,474	636,733	1,160,467	528,747	—	7,103,840
Inter-segment sales and transfers	1,577,794	54,873	28,556	137,648	59,800	(1,858,671)	—

Total	3,720,213	2,690,347	665,289	1,298,115	588,547	(1,858,671)	7,103,840

Operating expenses	3,237,834	2,541,813	642,897	1,154,082	559,681	(1,859,871)	6,276,436

Operating income	482,379	148,534	22,392	144,033	28,866	1,200	827,404

Note: “Other” consists of Central and South America, Oceania, Africa and the Middle East.

TOYOTA MOTOR CORPORATION    FY2016 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(6) Significant Changes in Shareholders’ Equity

          None